Exhibit 3
DELL INC.
Rule 10b5-1 Trading Plan
     This Trading Plan (“Trading Plan”) is adopted by Dell Inc., a Delaware corporation (“Company”), as of the date set forth below.
1. Purpose of Trading Plan. This Trading Plan is adopted by the Company to effect purchases of common stock of Compellent Technologies, Inc. (“Common Stock”), and is intended to constitute a “written plan” with respect to the purchase of Common Stock pursuant to the provisions of Rule 10b5-1.
2. Purchases of Common Stock.
     a. During the period beginning November 18, 2010, and continuing through January, 28, 2011 (“Plan Period”), the Company may spend up to $63.4 million (“Plan Purchase Amount”), to purchase shares of Common Stock. Prior to the commencement of the Plan, Period, the Company shall select one or more brokers to effect such purchases during designated portions of the Plan Period and shall deliver to each such broker the following instructions regarding such purchases:
          (i) For each Trading Day (as defined below) during the portion of the Plan Period for which such broker is designated to purchase shares (a “Broker Purchase Period”), such broker shall purchase the Daily Purchase Amount (as defined below); provided, however, that the aggregate purchases by such broker (inclusive of the broker’s fees) during the Broker Purchase Period shall not exceed the Maximum Purchase Amount (as defined below). For purposes of this Trading Plan, (1) the terms “Daily Purchase Amount” and “Maximum Purchase Amount” mean the respective amounts designated in written instructions provided to the designated broker prior to the commencement of the Plan Period, and (2) the term “Trading Day” means any day on which the New York Stock Exchange is open for trading during its regular trading session and on which no event exists that disrupts or impairs the ability of market participants in general to effect transactions in or obtain market values for the Common Stock.
          (ii) Subject to the instructions delivered by the Company prior to the commencement of the Plan Period, the broker shall determine, in its discretion, the timing, amount, and manner of purchase of the Common Stock during each Trading Day.
     b. During the Plan Period, the Company may change brokers designated to effect the purchases during the Plan Period, so long as (i) the Company does not change the Plan Purchase Amount, the Daily Purchase Amount, or the Maximum Purchase Amount or otherwise alter the terms of this Trading Plan and (ii) such change does not occur, with respect to a particular broker, during the Broker Purchase Period for which that broker is designated to purchase.
     c. The Company will ensure that Company employees do not communicate any material nonpublic information regarding the Company or the Common Stock to the equities division of any broker selected to effect purchases during the Plan Period or otherwise exercise any influence over how and when such broker purchases Common Stock.

3. Suspension of Purchases under the Trading Plan. Purchases of Common Stock pursuant to this Trading Plan may be suspended during the Plan Period under the following circumstances:
     a. In the opinion of the Company’s counsel, additional purchases of Common Stock are not permitted under applicable law or regulations or such purchases would not be considered to be effected pursuant to a contract, instruction, or plan described in clause (c)(1)(i)(C) of Rule 10b5-1; or
     b. The Company receives notice from one or more brokers effecting such purchases that such purchases cannot be executed in accordance with applicable law or regulations.
4. Purchases of Common Stock Pursuant to Other Trading Plan. During the Plan Period, the Company may effect additional purchases of Common Stock not contemplated by this Trading Plan as long as such purchases are approved by the Company’s Treasurer after consultation with the Company’s legal counsel.
5. Amendment of Trading Plan. This Trading Plan may not be altered, amended or terminated without the express approval of the Company’s Treasurer.
Adopted on November 18, 2010

DELL INC.
By:
Gary Bischoping
Vice President and Treasurer

SCHEDULE OF AUTHORIZED TRADING DAYS
AND TRADING AMOUNTS

NUMBER OF TRADING DAYS
BROKER	DURING BROKER PURCHASE	MAXIMUM PURCHASE
PURCHASE PERIOD	PERIOD	AMOUNT
November 26, 2010 through December 23, 2010	[20 days]	Up to 1,560,000 shares (4.9% of the outstanding common stock) of Compellent Technologies, Inc.
Subject to the Maximum Purchase Amount, spend the following Daily Purchase Amount on each Trading Day during the Broker Purchase Period:

DAILY PURCHASE AMOUNT
STOCK PRICE	(inclusive of fees)
<$27.01	10-15% of the daily traded volume, with flexibility to go outside this range by 5% of the daily traded volume.
=>$27.01	$0